February 16, 2022

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

Re:	Yuenglings Ice Cream Corp (f/k/a/ Aureus, Inc.)

Filed May 4, 2021, Amended July 14, 2021, Amended July 29, 2021, Post

Qualification Amendment No. 1 Filed on October 8, 2021, and Post Qualification

Amendment No. 2 filed on December 20, 2021

File No. 024-11517

Application for Withdrawal

To Sir or Madam:

Yuenglings Ice Cream Corp. (the “Company”) hereby withdraws the above-referenced Offering Circular (together with all exhibits and amendments thereto) effective as of the date hereof.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact me. I may be reached by phone at 404-805-6044 or by email at rbohorad@yuenglingsicecream.com

Very truly yours,

/s/ Robert C. Bohorad

Robert C. Bohorad

President & Chief Executive Officer